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                            October 19, 2022

       R. Steven Hamner
       Chief Financial Officer
       Medical Properties Trust, Inc.
       MPT Operating Partnership, L.P.
       1000 Urban Center Drive, Suite 501
       Birmingham, AL 35242

                                                        Re: Medical Properties
Trust, Inc.
                                                            MPT Operating
Partnership, L.P.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-32559

       Dear R. Steven Hamner:

               We have reviewed your September 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2022 letter.

       Form 10-K for the Year Ended December 31, 2021

       Significant Tenants, page 12

   1.                                                   We note your response
to comment 1 indicated that assets leased to
                                                        Steward represented
17.8% of your total assets as of December 31, 2021, after exclusion of assets related to
the Macquarie Transaction. Please address the following:
                                                            As part of the
Macquarie Transaction, you received a 50% interest in the joint venture that now holds the
eight Massachusetts-based hospitals that are leased to Steward.
                                                             Please clarify for
us whether or not your 17.8% result includes your 50% interest in this joint
venture.
                                                            To the extent that
you have excluded your 50% interest in this joint venture from
 R. Steven Hamner
FirstName LastNameR.
Medical Properties Trust,Steven
                          Inc. Hamner
Comapany
October 19,NameMedical
            2022           Properties Trust, Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
              your significance calculation, please tell us why you feel it is appropriate to do so when analyzing the significance of the Steward concentration.
                Please provide us with your significance calculation that details any adjustments made to the assets leased by Steward as of December 31, 2021.
                Additionally, tell us if your joint venture partner, Macquarie Asset Management, is an affiliated entity of Medical Properties Trust, Inc. or its subsidiaries or has ties to any of your officers or board members.
2.       We note your response to our comment 2. Please address the following:
             It appears that you have adjusted the line items for Steward and HCA within your table on page 12 for a pending transaction for amounts that are not reflected in your reconciliation on page 49; please confirm or clarify.
             Other than the Steward and HCA pending transaction noted above and the adjustments in the reconciliation on page 49, please clarify for us if any individual line items in your table on page 12 reflect any additional adjustments.
             To the extent you have adjustments to any individual line items within the total adjusted gross assets by operator table that are not reflected in your reconciliation from total assets to total adjusted gross assets, please confirm that you will expand your disclosure in future filings to provide more quantitative and qualitative information about any such adjustments.
             Please provide a more robust explanation of how you determined it was appropriate to reflect the impact from the pending transaction related to Steward and HCA within your table. Within your response, please address the length of time until you expected the transaction to close and your consideration of the regulatory approvals that were still pending.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Pro Forma Gross Assets, page 49

3.       We note your response to our comment 4. Please address the following:
             Please tell us and revise future filings to provide more qualitative and quantitative information related to the line item 'cash used for funding the transactions above (4)'
            in your table at the bottom of page 49. In this regard, please quantify and describe each material component that results in the total adjustments of $1,377,299 and $587,384 for this line item.
             Please further clarify for us and in future filings how the amounts for the line item
            'incremental gross assets of our joint ventures and other (3)' are derived.
 R. Steven Hamner
Medical Properties Trust, Inc.
October 19, 2022
Page 3

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameR. Steven Hamner                     Sincerely,
Comapany NameMedical Properties Trust, Inc.
                                                       Division of Corporation
Finance
October 19, 2022 Page 3                                Office of Real Estate &
Construction
FirstName LastName